                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                 (Amendment No. 20)

                              Sterling Software, Inc.
- --------------------------------------------------------------------------------
                                   (NAME OF ISSUER)

                       Common Stock, par value $0.10 per share
- --------------------------------------------------------------------------------
                           (TITLE OF CLASS OF SECURITIES)

                                    859547-10-1
          ------------------------------------------------------------
                                   (CUSIP NUMBER)

                                 Michael C. French
                             901 Main Street, Suite 6000
                                 Dallas, Texas  75202
                                   (214) 953-6000
- --------------------------------------------------------------------------------
                    (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                 AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                     May 2, 1994
          ------------------------------------------------------------
                        (DATE OF EVENT WHICH REQUIRES FILING
                                 OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                    Page 1 of 11 Pages
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CUSIP NO. 859547-10-1                   13D              PAGE 2 OF 11 PAGES

- -----------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Sam Wyly  ###-##-####
- -----------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) /x/
                                                                   (b) / /
- -----------------------------------------------------------------------------
 3     SEC USE ONLY

- -----------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

       OO
- -----------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                         / /

- -----------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
- -----------------------------------------------------------------------------
           NUMBER OF            7     SOLE VOTING POWER
             SHARES                   334,100
          BENEFICIALLY
                                ---------------------------------------------
            OWNED BY            8     SHARED VOTING POWER
             EACH                     300,000
           REPORTING            ---------------------------------------------
                                9     SOLE DISPOSITIVE POWER
             PERSON                   634,100
              WITH              ---------------------------------------------
                                10    SHARED DISPOSITIVE POWER
                                      300,000
- -----------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       934,100
- -----------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                 / /
- -----------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       4.6%
- -----------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*
       IN
- -----------------------------------------------------------------------------
                              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 859547-10-1                   13D              PAGE 3 OF 11 PAGES

- -----------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Charles J. Wyly, Jr.   ###-##-####
- -----------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) /x/
                                                                   (b) / /
- -----------------------------------------------------------------------------
 3     SEC USE ONLY

- -----------------------------------------------------------------------------
 4     SOURCE OF FUNDS*

       OO
- -----------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                  / /
- -----------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
- -----------------------------------------------------------------------------
             NUMBER OF              7     SOLE VOTING POWER
               SHARES                     625,444
            BENEFICIALLY
                                    -----------------------------------------
              OWNED BY              8     SHARED VOTING POWER
                EACH                      300,000
             REPORTING
                                    -----------------------------------------
               PERSON               9     SOLE DISPOSITIVE POWER
                WITH                      775,444
                                    -----------------------------------------
                                    10    SHARED DISPOSITIVE POWER
                                          300,000
- -----------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,075,444
- -----------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                 / /

- -----------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.3%
- -----------------------------------------------------------------------------

 14    TYPE OF REPORTING PERSON*
       IN
- -----------------------------------------------------------------------------

                              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 859547-10-1                   13D              PAGE 4 OF 11 PAGES

- -----------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Maverick Entrepreneurs Fund, Ltd. (f/k/a First Dallas Limited)
       75-231-9145
- -----------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) /x/
                                                                   (b) / /
- -----------------------------------------------------------------------------
 3     SEC USE ONLY

- -----------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

       N/A
- -----------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)                                  / /

- -----------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       Texas
- -----------------------------------------------------------------------------
             NUMBER OF              7     SOLE VOTING POWER
               SHARES
            BENEFICIALLY                  300,000
                                    -----------------------------------------
              OWNED BY              8     SHARED VOTING POWER
                EACH
             REPORTING                    0
                                    -----------------------------------------
               PERSON               9     SOLE DISPOSITIVE POWER
                WITH
                                          300,000
                                    -----------------------------------------
                                    10    SHARED DISPOSITIVE POWER

                                          0
- -----------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       300,000
- -----------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                 / /

- -----------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       1.5%
- -----------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*

       PN
- -----------------------------------------------------------------------------

                              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 859547-10-1                   13D              PAGE 5 OF 11 PAGES

- -----------------------------------------------------------------------------
 1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       The Wyly Group
- -----------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a) /x/
                                                                   (b) / /
- -----------------------------------------------------------------------------
 3     SEC USE ONLY

- -----------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

       OO
- -----------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)

- -----------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION

       Texas
- -----------------------------------------------------------------------------
                NUMBER OF                 7     SOLE VOTING POWER
                  SHARES
               BENEFICIALLY                     1,259,544
                                          -----------------------------------
                 OWNED BY                 8     SHARED VOTING POWER
                  EACH
                REPORTING                       0
                                          -----------------------------------
                  PERSON                  9     SOLE DISPOSITIVE POWER
                   WITH
                                                1,709,544
                                          -----------------------------------
                                          10    SHARED DISPOSITIVE POWER

                                                0
- -----------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,709,544
- -----------------------------------------------------------------------------
 12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES*                                                 / /

- -----------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       8.3%
- -----------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON*

       IN, PN
- -----------------------------------------------------------------------------
                              *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 859547-10-1                   13D              PAGE 6 OF 11 PAGES


  Pursuant to Rule 13d-2(c) of the Act, this Schedule 13D is being amended and restated in its entirety.


Item 1.         SECURITY AND ISSUER.

         This statement relates to the Common Stock, $.10 par value per share (the "Common Stock"), of Sterling Software, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 8080 North Central Expressway, Suite 1100, Dallas, Texas 75206.

Item 2.         IDENTITY AND BACKGROUND.

         The names of the persons filing this statement are Sam Wyly, Charles
J. Wyly, Jr. and Maverick Entrepreneurs Fund, Ltd. ("Maverick Entrepreneurs"), a limited partnership formerly known as First Dallas Limited, of which Sam Wyly and Charles J. Wyly, Jr. are the only general partners. Sam Wyly, Charles J. Wyly, Jr., and Maverick Entrepreneurs are sometimes collectively referred to herein as the "Reporting Persons." The principal business and office address of each of the Reporting Persons is 8080 North Central Expressway, Suite 1300, Dallas, Texas 75206. Sam Wyly is principally employed as Chairman of the Board of Directors of each of the Company and Michaels Stores, Inc. and is the Chief Executive Officer of Michaels Stores, Inc. Charles J. Wyly, Jr. is principally employed as Vice Chairman of the Board of Directors of each of the Company and Michaels Stores, Inc. The principal business address of Michaels Stores, Inc. is 5931 Campus Circle Drive, Las Colinas Business Park, Irving, Texas 75063.

         No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Sam Wyly and Charles J. Wyly, Jr. are citizens of the United States. Maverick Entrepreneurs is a Texas limited partnership.

Item 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  As further described in Item 5 herein, on January 31, 1994, certain trusts of which Sam Wyly is trustee exercised warrants to purchase an aggregate of 53,728 shares of Common Stock. The exercise price was paid out of available funds. Also as further described in Item 5 herein, on January 31, 1994, certain trusts of which Charles J. Wyly, Jr. is trustee exercised warrants

CUSIP NO. 859547-10-1                   13D              PAGE 7 OF 11 PAGES

to purchase an aggregate of 98,320 shares of Common Stock. The exercise price was paid out of available funds.

  The options described in Item 5 as held by Sam Wyly and Charles J. Wyly, Jr. were previously granted to Sam Wyly and Charles J. Wyly, Jr. under the Company's 1992 Non-Statutory Stock Option Plan.

Item 4.         PURPOSE OF TRANSACTION.

  The shares of Common Stock acquired by the Reporting Persons were acquired for investment. Depending on market conditions and other factors they may deem material to an investment decision, any of the Reporting Persons may purchase additional shares of Common Stock or may dispose of all or a portion of the shares of Common Stock they now beneficially own or may hereafter acquire. Except as set forth in this Item 4, none of the Reporting Persons has any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.         INTEREST IN SECURITIES OF THE ISSUER.

  On January 31, 1994, two trusts of which Sam Wyly is trustee exercised warrants to purchase an aggregate of 53,728 shares of Common Stock, as detailed below:


                                                 TYPE OF       NUMBER OF
                                                 WARRANT         SHARES
               NAME OF TRUST                    EXERCISED      PURCHASED
               -------------                    ---------      ---------
    1.  The Laurie L. Wyly Revocable Trust      Series B         17,864
                                                Series F          9,000
    2.  The Lisa Wyly Revocable Trust           Series B         17,864
                                                Series F          9,000


     On January 31, 1994, five trusts of which Charles J. Wyly, Jr. is trustee exercised warrants to purchase an aggregate of 98,320 shares of Common Stock, as detailed below:


                                                 TYPE OF       NUMBER OF
                                                 WARRANT         SHARES
              NAME OF TRUST                     EXERCISED      PURCHASED
              -------------                     ---------      ---------
    1.  The Martha Caroline Wyly Trust          Series B         17,864
    2.  The Charles J. Wyly, III Trust          Series B         17,864
    3.  The Emily Ann Wyly Trust                Series B         17,864
    4.  The Sam Wyly and Rosemary Wyly          Series B         17,864
        Children's Trust No. 1 of 1965 for the  Series F          9,000
        benefit of Kelly Wyly


CUSIP NO. 859547-10-1                   13D              PAGE 8 OF 11 PAGES

    5.  The Jennifer Lynn Wyly          Series B         17,864
        Trust


     On July 1, 1993, Sam Wyly was granted an option to purchase 300,000 shares of Common Stock, which option will become fully exercisable on July 1, 1994.
As a result, Sam Wyly is deemed to have become the beneficial owner of 300,000 additional shares of Common Stock on May 2, 1994.

     On July 1, 1993, Charles J. Wyly, Jr. was granted an option to purchase 150,000 shares of Common Stock, which option will become fully exercisable on July 1, 1994. As a result, Charles J. Wyly, Jr. is deemed to have become the beneficial owner of 150,000 additional shares of Common Stock on May 2, 1994.


                            OWNERSHIP

     Sam Wyly beneficially owns 934,100 shares, or 4.6%, of the Common Stock of the Company. Sam Wyly beneficially owns 300,000 of such shares by virtue of his ownership of options, beneficially owns 138,612 of such shares as sole general partner of Tallulah, Ltd., beneficially owns 300,000 of such shares as a general partner of Maverick Entrepreneurs and beneficially owns an aggregate of 195,488 of such shares as trustee of the trusts listed below:


                                                          NUMBER OF SHARES
                           NAME OF TRUST                 BENEFICIALLY OWNED
                           -------------                 ------------------
              1.    The Christiana Parker Wyly Trust            34,890
              2.    The Andrew David Sparrow Wyly Trust         34,890
              3.    The Laurie L. Wyly Revocable Trust          63,954
              4.    The Lisa Wyly Revocable Trust               61,754


      Sam Wyly possesses sole voting power with respect to 334,100 shares of Common Stock, sole dispositive power with respect to 634,100 shares of Common Stock and shared voting and dispositive power with respect to 300,000 shares of Common Stock.

      Charles J. Wyly, Jr. beneficially owns 1,075,444 shares, or 5.3%, of the Common Stock of the Company. Charles Wyly beneficially owns 150,000 of such shares by virtue of his ownership of options, beneficially owns 256,574 of such shares as sole general partner of Brush Creek, Ltd., beneficially owns 300,000 of such shares as a general partner of Maverick Entrepreneurs, and beneficially owns an aggregate of 368,870 of such shares as trustee of the trusts listed below:




                                                          NUMBER OF SHARES
                       NAME OF TRUST                     BENEFICIALLY OWNED
                       -------------                     ------------------
            1.      The Martha Caroline Wyly Trust              76,754
            2.      The Charles J. Wyly, III Trust              76,754


CUSIP NO. 859547-10-1                   13D              PAGE 9 OF 11 PAGES

            3.      The Emily Ann Wyly Trust                    76,754
            4.      The Sam Wyly and Rosemary Wyly              61,854
                    Children's Trust No. 1 of 1965
                    for the benefit of Kelly Wyly
            5.      The Jennifer Lynn Wyly Trust                76,754


      Charles J. Wyly, Jr. possesses sole voting power with respect to 625,444 shares of Common Stock, sole dispositive power with respect to 775,444 shares of Common Stock and shared voting and dispositive power with respect to 300,000 shares of Common Stock.

      Maverick Entrepreneurs beneficially owns and possesses sole voting and dispositive power with respect to 300,000 shares, or 1.5%, of the Common Stock of the Company.

      The Reporting Persons as a group beneficially own 1,709,544 shares, or 8.3%, of the Common Stock of the Company. The Reporting Persons as a group possess sole voting power with respect to 1,259,544 shares of Common Stock and sole dispositive power with respect to 1,709,544 shares of Common Stock.

      Except as otherwise reflected in this Item 5, no transactions in the Common Stock were effected by any of the Reporting Persons during the last 60 days or since the most recent filing on Schedule 13D, whichever is less.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

             None.

Item 7.      MATERIAL TO BE FILED AS EXHIBITS.

             Exhibit 1.           Agreement pursuant to Rule 13d-1(f)(1)(iii).

CUSIP NO. 859547-10-1                   13D              PAGE 10 OF 11 PAGES

                                     SIGNATURES

      After reasonable inquiry, and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



Date:  May 25, 1994                  /s/  Sam Wyly
                                   ---------------------------------------------
                                   Sam Wyly


                                     /s/  Charles J. Wyly, Jr.
                                   ---------------------------------------------
                                   Charles J. Wyly, Jr.


                                   MAVERICK ENTREPRENEURS
                                   FUND, LTD.
                                   (formerly FIRST DALLAS LIMITED)



                                   By:   /s/  Sam Wyly
                                       -----------------------------------------
                                        Sam Wyly,
                                        General Partner


                                   By:   /s/  Charles J. Wyly, Jr.
                                       -----------------------------------------
                                        Charles J. Wyly, Jr.,
                                        General Partner

CUSIP NO. 859547-10-1                   13D              PAGE 11 OF 11 PAGES

                                     EXHIBIT 1


      Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them.


Date:  May 25, 1994                  /s/Sam Wyly
                                   ---------------------------------------------
                                   Sam Wyly


                                     /s/ Charles J. Wyly, Jr.
                                   ---------------------------------------------
                                   Charles J. Wyly, Jr.



                                   MAVERICK ENTREPRENEURS
                                   FUND, LTD.
                                   (formerly FIRST DALLAS LIMITED)


                                   By:  /s/  Sam Wyly,
                                      ------------------------------------------
                                        Sam Wyly,
                                        General Partner

                                   By:  /s/  Charles J. Wyly, Jr.
                                      ------------------------------------------
                                       Charles J. Wyly, Jr.,
                                       General Partner